SNOW LAKE RESOURCES INC.

360 Main Street, 30th Floor

Winnipeg, Manitoba, Canada R3C 4G1

December 5, 2025

Via EDGAR Division of Corporation Finance Office of Industrial Applications and Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Snow Lake Resources Inc. Registration Statement on Form F-3 (File No. 333-291536)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Snow Lake Resources Inc. (the “Company”), hereby requests that the effectiveness of the above-referenced registration statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 8:00 a.m. (Eastern Time) on December 10, 2025, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Snow Lake Resources Inc.

/s/ Frank Wheatley

Frank Wheatley

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC